Exhibit 12.1

POSTROCK ENERGY CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	Predecessors
	Year Ended December 31,		January 1 to March 5,	March 6 to December 31,	Year Ended December 31,					Six Months Ended June 31,
	2009		2010	2010	2011	2012		2013		2014
	($ in thousands)
Earnings
Income (loss) from continuing operations before income taxes and minority interest	$(235,721)		$22,595	$48,487	$19,387	$(44,717)		$(8,856)		$(12,311)
Fixed charges	30,265		5,440	20,693	11,254	10,996		3,647		2,059
Amortization of capitalized interest	59		—	—	—	—		—		—

Earnings, as adjusted	$(205,397)		$28,035	$69,180	$30,641	$(33,721)		$(5,209)		$(10,252)

Fixed charges and preferred stock dividend requirements
Interest expense	$21,812		$3,246	$14,416	$9,002	$7,680		$2,781		$1,618
Estimated interest expense in rental expense	692		100	524	544	496		405		181
Loan cost amortization	7,761		2,094	5,753	1,708	2,820		461		260

Total fixed charges	30,265		5,440	20,693	11,254	10,996		3,647		2,059
Preferred stock dividend requirements, pre-tax	—		—	2,307	9,359	10,993		14,442		7,889

Combined fixed charges and preferred stock dividend requirements	$30,265		$5,440	$23,000	$20,613	$21,989		$18,089		$9,948

Ratio of earnings to fixed charges	(6.8x	)	5.2x	3.3x	2.7x	(3.1x	)	(1.4x	)	(5.0x	)

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	(6.8x	)	5.2x	3.0x	1.5x	(1.5x	)	(0.3x	)	(1.0x	)